UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Intersections Inc.

(Name of Subject Company)

Intersections Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

460981301

(CUSIP Number of Class of Securities)

Duane L. Berlin

Chief Legal Officer, General Counsel

3901 Stonecroft Boulevard

Chantilly, Virginia 20151

(703) 488-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Persons Filing Statement)

With a copy to:

Todd E. Lenson, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10033

(212) 715-9100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as previously amended and as may be further amended or supplemented from time to time, the “Schedule 14D-9”) filed by Intersections Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on November 29, 2018, relating to the offer by WC SACD One Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of WC SACD One Parent, Inc., a Delaware corporation (“Parent”, and together with the Purchaser, collectively, the “Purchaser Group”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, at $3.68 per Share, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2018 (as amended and as may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO of the Purchaser Group and certain other filing persons filed with the Commission on November 29, 2018, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

The first paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(a) Solicitation Recommendation” is amended and restated in its entirety as follows:

“(a) Solicitation Recommendation. The Special Committee composed of all of the independent and disinterested directors of the Board of Directors, after careful consideration and consultation with its financial and legal advisers, and the entire Board of Directors, after careful consideration and consultation with the Company’s legal advisers, have each unanimously determined that it is fair to and in the best interests of the unaffiliated stockholders of the Company, to enter into the Merger Agreement and to consummate the Offer and the Merger. Accordingly, at meetings held on October 29, 2018:

•

the Special Committee unanimously (i) approved and declared advisable the terms of the Merger Agreement and the transactions contemplated thereby, including without limitation, the Offer and the Merger; (ii) determined that the Offer and the Merger are fair to and in the best interests of the Company and the stockholders of the Company (including the Company’s stockholders other than the Rollover Holders); (iii) recommended that the Board approve and declare advisable the terms of the Merger Agreement and the transactions contemplated thereby, including without limitation, the Offer and the Merger and (iv) recommended that the holders of Common Stock accept the Offer and tender their Common Stock pursuant to the Offer; and

•

the Board of Directors, based in part on the recommendation of the Special Committee, unanimously (i) approved and declared advisable the terms of the Merger Agreement and the transactions contemplated thereby, including without limitation, the Offer and the Merger; (ii) determined that the Offer and the Merger are fair to and in the best interests of the Company and the stockholders of the Company (including the Company’s stockholders other than the Rollover Holders); (iii) determined that the Merger shall be governed by Section 251 (h) of the DGCL; and (iv) recommended that the holders of Common Stock accept the Offer and tender their Common Stock pursuant to the Offer.”

The paragraph beginning with the text “In evaluating the Merger” under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger” is amended to add the following new last sentence as follows:

“The Special Committee did not consider the purchase prices paid by the Company in previous purchases during the past two years because the Special Committee did not consider those prices to represent the best available indicator of the Company’s value but rather to be indicative of historical prices over such two-year period.”

The second to last full paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger” is amended and restated in its entirety as follows:

“This discussion of the reasons for the recommendation of each of the Special Committee and the Board of Directors that stockholders of the Company accept the Offer is not meant to be exhaustive but addresses the material information and reasons considered by the Special Committee and the Board of Directors in connection with its recommendation. No particular weight or rank was assigned to these factors, and the Special Committee and Board of Directors considered all factors as a whole. After considering the reasons above, among other factors, the Special Committee concluded that all of the factors, considered as a whole, support its determination that the acquisition transaction is advisable and fair to the Company’s unaffiliated stockholders and in their best interests, and support its unanimous recommendation to the full Board of Directors that the Board of Directors approve the acquisition transaction and the Merger Agreement and consummate the transactions contemplated by and described in that agreement. The foregoing discussion of the reasons, information and factors considered by the Special Committee and the Board of Directors is forward-looking in nature. These reasons and information should be read in light of the factors set forth in the section entitled “Cautionary Statement Regarding Forward-looking Information” elsewhere herein.”

The paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger—Recommendation of the Board of Directors” is amended and restated in its entirety as follows:

“The Board of Directors believes, based on the reasons described above (including that (i) the transaction is structured so that approval of at least a majority of unaffiliated security holders is required to satisfy the Minimum Condition as clause (ii) of the Minimum Condition requires the tender of a number of Shares that would represent at least one share more than 50% of the Company’s then-outstanding Shares not owned by the Rollover Holders or executive officers and directors of the Company that are not Rollover Holders, and (ii) a majority of directors who are not employees of the Company retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction), that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are substantively and procedurally fair to the unaffiliated stockholders of the Company. In adopting the Special Committee’s recommendations and concluding that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the Company and the unaffiliated stockholders of the Company, the Board of Directors considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above, and concluded that the reasons in favor of the transaction substantially outweighed the potential negative factors. In determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are substantively and procedurally fair to the Rollover Holders, the Board of Directors considered and relied upon the fact that the Rollover Holders had each individually indicated, subject to approval of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, by the Special Committee and the Board of Directors on behalf of stockholders other than the Rollover Holders, that they were agreeable to being Rollover Holders on the terms and conditions set forth in the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. A majority of the directors of the

Company who are not employees of the Company voted to approve the transaction. The Board has produced the fairness determination on behalf of the Company. Based on the Board’s considerations and recommendation, the Company reasonably believes that the Offer and the Merger are fair to the unaffiliated stockholders.”

The following paragraph is inserted as a new last paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger—Recommendation of the Board of Directors” as follows:

“Other than the acquisition proposal from Fund C, as described in more detail under the heading “(b) Background of the Offer and the Merger” above, the Company has not received any firm offers of which the Company or any of its affiliates are aware made by any unaffiliated person, other than the Purchaser Group, during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.”

ITEM 8. ADDITIONAL INFORMATION.

“ITEM 8. ADDITIONAL INFORMATION—(e) Legal Proceedings” of the Schedule 14D-9 is hereby amended in its entirety to read as follows:

“(e) Legal Proceedings.

On December 11, 2018, a putative class action captioned Franchi v. Intersections Inc. et al., C.A. No. 1:18-cv-01957-UNA was filed in the United States District Court for the District of Delaware against the Company, members of the Board, Parent and Merger Sub. The complaint alleges that the Schedule 14D-9 omits material information with respect to the proposed transaction, which renders the Schedule 14D-9 false and misleading, and that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act in connection with the Schedule 14D-9. Among other things, the complaint seeks to enjoin defendants from proceeding with the proposed transaction, or in the event defendants consummate the proposed transaction, rescind it and set it aside or award the plaintiff rescissory damages, and award costs, including attorneys’ and experts’ fees. The Company believes that the plaintiff’s allegations are without merit and expects that the defendants will defend against them vigorously.”

The paragraph under “ITEM 8. ADDITIONAL INFORMATION—(i) Schedule 13E-3” is supplemented by adding the following at the end of such paragraph:

“The Company has filed as an exhibit to its Schedule 13E-3 North Point’s presentation to the Special Committee dated October 29, 2018. Notwithstanding any statements in such presentation to the contrary, North Point has consented to the use of its presentation by the Company solely for purposes of satisfying public disclosure obligations required by Schedule 13E-3.”

“ITEM 8. ADDITIONAL INFORMATION—(m) Certain Company Information” is supplemented by adding the following at the end of such paragraph:

Estimated Annual Cost Savings. Following the completion of the Offer and the Merger, the Company estimates that the annually recurring cost savings as a result of no longer being a publicly traded company subject to the reporting requirements of the federal securities laws will be approximately $1.8 million per year.

Summary Financial Information. The following table sets forth summary historical consolidated financial data for the Company as of and for each of the nine months ended September 30, 2018 and the years ended December 31, 2017 and 2016. The selected financial data and the per Share data set forth below are extracted from, and should be read in conjunction with, the consolidated financial statements and other financial information contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, including the notes thereto. The following summary is qualified in its entirety by reference to such reports. The financial statements included as Item 8 of Part II of the Company’s Annual Report Form 10-K for the year ended December 31, 2017 and Item 1 Part I of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 are hereby incorporated by reference in this Schedule 14D-9. Copies of those reports and other documents filed by the Company may be examined at and copies may be obtained from the Commission in the manner described under “—Additional Information” above.

	Year Ended December 31,		Nine Months Ended September 30,
	2017	2016	2018	2017
	(in thousands, except per share data)
Revenue	$159,620	$175,592	$115,182	$119,631
(Loss) income from continuing operations	$(11,790)	$(3,439)	$87	$(14,951)
Net (loss) income	$(14,324)	$(30,469)	$87	$(17,400)
(Loss) income per share from continuing operations—basic and diluted	$(0.49)	$(0.15)	$0.00	$(0.63)
Net (loss) income per share—basic and diluted	$(0.60)	$(1.31)	$0.00	$(0.73)
Weighted average common shares outstanding—basic	23,885	23,259	24,306	23,818
Weighted average common shares outstanding—diluted	23,885	23,259	24,687	23,818

	September 30, 2018	December 31, 2017
	(in thousands, except per share data)
Cash and cash equivalents	$5,789	$8,502
Current assets	$17,658	$24,159
Noncurrent assets	$20,078	$22,320
Total assets	$37,736	$46,479
Current liabilities	$16,595	$21,855
Long-term debt, net	$18,235	$20,736
Noncurrent liabilities	$20,286	$24,030
Total liabilities	$36,881	$45,885
Total stockholders’ equity	$855	$594
Book value per share—basic	$0.04	$0.02
Book value per share—diluted	$0.03	$0.02

“ITEM 8. ADDITIONAL INFORMATION” is further supplemented by adding a new subpart “(n) Expenses” as follows:

(n) Expenses. The estimated cost and fees incurred or estimated to be incurred in connection with the Offer and the Merger by the Purchaser Group are set forth in the Offer to Purchase under “The Offer—Section 18—Fees and Expenses.” The estimated cost and fees incurred or estimated to be incurred by the Company in connection with the Offer and the Merger are set forth below:

SEC filing fees	$6,439
HSR filing fee	22,500
Financial advisor fees and expenses	500,000
Legal fees and expenses	849,948
Printing and related expenses	57,744
Accounting and appraisal fees	67,965
Solicitation expenses	—
Information agent fees	11,750
Miscellaneous fees and expenses	68,000

$1,584,346

ITEM 9. EXHIBITS.

“ITEM 9. EXHIBITS” is hereby amended and supplemented by adding the following exhibit to the list of Exhibits:

*(a)(11)	Class Action Complaint, Franchi v. Intersections Inc. et al., C.A. No. 1:18-cv-01957-UNA, filed in the United States District Court for the District of Delaware, dated December 11, 2018.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERSECTIONS INC.

By:	/s/ Ronald L. Barden
	Name:	Ronald L. Barden
	Title:	Chief Financial Officer

December 18, 2018